                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                 (Amendment No.)

                               MPSI Systems, Inc.
                    ---------------------------------------
                                (NAME OF ISSUER)



                                  Common Stock
                    ---------------------------------------
                         (Title of Class of Securities)


                                    553412206
                    ---------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
                    ---------------------------------------
                                     (Date)


        Check the following box if fee is being paid with this statement


              -----------------------------------------------------







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CUSIP NO.     553412206
------------------------------------------------------------------------------

1)       Names of Reporting Persons                  I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of            BANK ONE CORPORATION
         Above Persons
---------------------------------------------------------------------------


2)       Check the Appropriate Box if a
         Member of a Group                              (a)
         (See Instructions)                             (b)
-----------------------------------------------------------------------------

3)       SEC Use only
------------------------------------------------------------------------------

4)       Citizenship or Place of
         Organization                                    ILLINOIS
------------------------------------------------------------------------------

Number of Shares                    (5)  Sole Voting Power            244,688
                                                                  -----------
Beneficially                        (6)  Shared Voting Power                0
                                                                  -----------
Owned by                            (7)  Sole Dispositive Power       244,688
                                                                  -----------
Each Reporting                      (8)  Shared Dispositive Power           0
                                                                  -----------
Person with
------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                                244,688
                                                                 -------------
         Owned by Each Reporting Person
------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                          8.59%
                                                                 -------------
------------------------------------------------------------------------------


12)      Type of Reporting Person
         (See Instructions)                                         HC
                                                                 -------------


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----------------------------------------------------------------------------
SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No.

Item 1(a)   Name of Issuer:                              MPSI Systems, Inc.
                                                       ------------------------
Item 1(b)   Address of Issuer's principal executive
             offices:                                  8282 South Memorial Dr.
                                                       ------------------------
                                                       Tulsa, OK 74133
                                                       ------------------------


Item 2(a)   Name of person filing:             BANK ONE CORPORATION

Item 2(b)   Address of principal business office or,    One First National Plaza
            if none residence:                                 Chicago, IL 60670

Item 2(c)   Citizenship:                                Not Applicable

Item 2(d)   Title of class of securities:                       Common Stock
                                                        -----------------------
Item 2(e)   CUSIP No.:                                           553412206
                                                        -----------------------

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

        This beneficial ownership by BANK ONE CORPORATION with respect to common shares of MPSI Systems, Inc.
                            ------------------------------------------
                                                                    :
        -------------------------------------------------------------
        (a)  Amount beneficially owned:              244,688
                                                    -------------
        (b)  Percent of class                          8.59%
                                                    -------------

        (c)  Number of shares as to which such person has:

             (I)      Sole power to vote or to direct the vote:        244,688
                                                                  -------------
             (ii)     Shared power to vote or to direct the vote:            0
                                                                  -------------
             (iii)    Sole power to dispose or to direct the
                      disposition of:                                   244,688
                                                                  -------------
             (iv)     Shared power to dispose or to direct the
                      disposition of:                                         0
                                                                  -------------

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Item 5.  Ownership of 5 percent or less of a Class.                      N/A
                                                                    ----------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.   N/A
                                                                     ---------

Item 7.  Identification and Classification of the Subsidiary Which Acquired
           the Security Being Reported on By the Parent Holding Company.
                                               .
           ------------------------------------

                             Bank One Trust Co., NA

Item 8.  Identification and Classification of Members of the Group.     N/A
                                                                   -----------
Item 9.  Notice of Dissolution of Group.                                N/A
                                                                   -----------

Item 10.          Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   2/1/99
      -------------

                                                      BANK ONE CORPORATION

                                             By:      /s/ DAVID J. KUNDERT
                                                      David J. Kundert
                                                      EXECUTIVE VICE PRESIDENT